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       CUSIP No. 36317Q 10 4                              Page 1 of 5 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         GALAXY NUTRITIONAL FOODS, INC.

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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

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                         (Title of Class of Securities)

                                   36317Q 10 4

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                                 (CUSIP Number)

                               Frederick A. DeLuca
                          c/o Doctor's Associates, Inc.
                                  325 Bic Drive
                              Milford, Connecticut
                                 (203) 877-4281

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 12, 2005

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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       CUSIP No. 36317Q 10 4                              Page 2 of 5 Pages
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  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     Frederick A. DeLuca
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  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
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  3. SEC Use Only
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  4. Source of Funds (See Instructions)

     PF
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  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
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  6. Citizenship or Place of Organization

     USA
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               7.       Sole Voting Power
 Number of
   Shares               4,169,842
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
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               9.       Sole Dispositive Power

                        4,169,842
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              10.       Shared Dispositive Power

                        0
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 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     4,169,842
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
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13. Percent of Class Represented by Amount in Row (11)

     20.5%
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14. Type of Reporting Person (See Instructions)

    IN
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

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       CUSIP No. 36317Q 10 4                              Page 3 of 5 Pages
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Item 1. Security and Issuer.

      This Amendment No. 2 to Schedule 13D, which amends the statement on
Schedule 13D originally filed as of October 6, 2004, as it has previously been amended by an Amendment No. 1 to Schedule 13D filed June 27, 2005, relates to the Common Stock, par value $0.01 per share, of Galaxy Nutritional Foods, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 2441 Viscount Row, Orlando, Florida 32809.

Item 2. Identity and Background.

      (a)   This Schedule 13D/A is being filed by Frederick A. DeLuca.

      (b)   - (f) No changes.

Item 3. Source and Amount of Funds or Other Consideration.

      Mr. DeLuca was granted the Warrant described in Item 5(c) pursuant to a Note and Warrant Purchase Agreement between the Company and Mr. DeLuca whereby Mr. DeLuca agreed to loan $1,200,000 to the Company. The source of consideration for Mr. DeLuca's loan was personal funds.

Item 4. Purpose of the Transaction.

      The purpose of making the loan and acquiring the Warrant to purchase shares of the Common Stock by Mr. DeLuca was for investment. The Warrant may be exercised at any time during the three year period commencing October 17, 2005 and the shares thereunder purchased may be sold at any time. Otherwise, Mr. DeLuca has no plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. Mr. DeLuca may, at any time and from time to time, review or reconsider his position with respect to the Company and formulate plans or proposals with respect to any of such matters, but he has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a) Based upon information provided by the Company to Mr. DeLuca, the approximate percentage of Common Stock reported as beneficially owned by Mr. DeLuca is based on 20,051,077 shares outstanding, which is the total number of shares of Common Stock outstanding as of September 16, 2005, plus the 300,000 shares of Common Stock underlying the Warrant. As of the close of business on September 16, 2005, Mr. DeLuca owns directly and beneficially 4,169,842 shares of Common Stock, including the 300,000 shares of Common Stock underlying the Warrant. This constitutes approximately 20.5% of the shares outstanding for purposes of Schedule 13D.

      (b) No changes.

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       CUSIP No. 36317Q 10 4                              Page 4 of 5 Pages
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      (c) Aside from the issuance to Mr. DeLuca of a warrant for the purchase of
300,000 shares of Common Stock in a transaction governed by the provisions of that certain Note and Warrant Purchase Agreement dated as of September 12, 2005, by and between the Company and Mr. DeLuca (the "Purchase Agreement"), Mr. DeLuca has not engaged in any transactions in the Common Stock during the 60 days preceding the date of the filing of this Amendment No. 2 to Schedule 13D. The warrant for 300,000 shares of Common Stock is exercisable at a price per share equal to 95% of the lowest closing sales price of the Common Stock during the 60 days immediately preceding October 17, 2005, beginning on October 17, 2005 until its expiration on October 17, 2008 (the "Warrant").

      (d) No changes.

      (e) No changes.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Mr. DeLuca does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except the following:

      As described in Item 5 herein, Mr. DeLuca entered into the Purchase Agreement with the Company. In connection therewith, Mr. DeLuca was issued the Warrant. The Warrant and the shares purchasable upon exercise of the Warrant are all restricted securities that have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemptions from registration requirements.

      The Company has, pursuant to the terms of that certain Registration Rights Agreement, dated as of September 12, 2005, by and between the Company and Mr. DeLuca (the "Registration Rights Agreement"), granted Mr. DeLuca "piggy back" registration rights with respect to the shares underlying the Warrant issued pursuant to the Purchase Agreement.

      The foregoing descriptions of the Purchase Agreement, the Warrant and the Registration Rights Agreement are qualified in their entirety by reference to each such agreement which is filed as an exhibit to this Schedule 13D and is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

           Exhibit 1 Note and Warrant Purchase Agreement dated as of September 12, 2005 (Filed as Exhibit 10.22 to the Company's Current Report on Form 8-K filed on September 16, 2005 and incorporated herein by reference.)

           Exhibit 2 Warrant dated as of October 17, 2005 (Filed herewith).

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       CUSIP No. 36317Q 10 4                              Page 5 of 5 Pages
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           Exhibit 3       Registration Rights Agreement dated as of
                           September 12, 2005 (Filed herewith).

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 21, 2005



/s/ Frederick A. DeLuca
------------------------------
Frederick A. DeLuca